FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement made today by HSBC Bank Malta plc, a 70.03 per cent indirectly held subsidiary of HSBC Holdings plc.

HSBC BANK MALTA P.L.C.
INTERIM DIRECTORS' STATEMENT

HSBC Bank Malta p.l.c. (HSBC Malta) is required to publish the following Interim Directors' Statement covering the period from 1 January 2014 to 19 May 2014 (the date of the Statement) under Listing Rules 5.86 and 5.88 of the Malta Financial Services Authority.

During the period 1 January 2014 to 19 May 2014, against a backdrop of very challenging market conditions, HSBC Malta delivered a result that was below the same period last year. The main factors impacting performance were margin compression, slow loan growth and a reduced contribution from the life insurance business, that in the comparative period in 2013 benefitted from a significant one-off gain.

There has been a rise in operating expenses as a result of compliance investments and increased regulatory fees. However underlying expenses have been well controlled and significant work continues around streamlining the business for greater efficiencies.

Loan impairments were up on 2013, as the prior year benefited from a number of recoveries, but lower than forecast.

Mark Watkinson, Director and Chief Executive Officer of HSBC Malta, said: "The European market remains very difficult and the low interest rate environment presents its own set of issues for an organisation such as ours. Nevertheless, we continue to build our business and invest in our franchise. The growth in the pipeline of commercial and retail new business is encouraging. Notwithstanding this 2014 is likely to be a challenging year for both our business and the industry in general."

Media enquiries to Franco Aloisio on +356 2380 3250.

Notes to editors:

1. Basis of preparation
This statement is based on the unaudited management accounts of HSBC Bank Malta p.l.c. up to 31 March 2014 and other financial information.

2. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,300 offices in 75 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,758bn at 31 March 2014, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 19 May 2014